FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 5, 2014	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Connecting Markets East & West

Consolidated Results of Operations

Third quarter, year ending March 2014

(US GAAP)

Nomura Holdings, Inc.

January 2014 © Nomura

Outline

Presentation Financial Supplement

Executive summary (p. 3) Consolidated balance sheet (p. 17)

Overview of results (p. 4) Value at risk (p. 18)

Business segment results (p. 5) Consolidated financial highlights (p. 19)

Retail (p. 6-7) Consolidated income (p. 20)

Asset Management (p. 8-9) Main revenue items (p. 21)

Wholesale (p. 10-12) Consolidated results: Income (loss) before income taxes by

Non-interest expenses (p. 13) segment and region (p. 22)

Robust financial position (p. 14) Segment “Other” (p. 23)

Funding and liquidity (p. 15) Retail related data (p. 24-28)

Asset Management related data (p. 29-30)

Wholesale related data (p. 31-32)

Number of employees (p. 33)

2

Executive summary

Highlights

FY2013/14 1Q – 3Q

- Significant growth in income before income taxes and net income[1] driven by market rally and initiatives to boost profitability; EPS[2] of Y39.83
- Revenues up compared to same period last year when Nomura Real Estate Holdings was a consolidated subsidiary
  - Net revenue: Y1,167.1bn (+1% YoY)
  - Income before income taxes: Y273.0bn (4x YoY)
  - Net income[1]: Y152.3bn (6.1x YoY)
  - ROE[3]: 8.5% (FY12/13 1Q – 3Q: 1.5%)

FY2013/14 3Q

- All business segments reported higher net revenue and income before income taxes QoQ
  - Net revenue: Y379.4bn (+6% QoQ; -2% YoY)
  - Income before income taxes: Y86.9bn (+19% QoQ; 6.7x YoY)
  - Net income[1]: Y48.3bn (+27% QoQ; +140% YoY)
  - ROE[3]: 7.9% (FY13/14 2Q: 6.4%; FY12/13 3Q: 3.8%)
- Three segment total revenues: Y337.9bn (+5% QoQ); Income before income taxes: Y84.4bn (+18% QoQ)
- Retail
  - Sales of stocks and investment trusts increased on higher stock prices, yen depreciation and robust trading volumes, while sales of JGBs for individual investors remained firm
- Asset Management
  - Strong income before income taxes driven by an increase in assets under management, dividend income and performance fees
- Wholesale
  - Net revenue and income before income taxes up QoQ supported by international Fixed Income business and private equity unrealized gains

Income before income taxes



Firm-wide
(billions of yen)
One-off gain on secondary offering of Nomura Real Estate Holdings shares (50.1)
1Q-3Q: 68.0
1Q-3Q: 273.0
19.7
35.4
13.0
169.7
113.2
72.9
86.9
FY2012/13
FY2013/14
1Q
2Q
3Q
4Q
1Q
2Q
3Q



Three business segments
Wholesale
Asset Management
Retail
9.0
15.7
71.9
96.8
113.0
71.4
84.4
FY2012/13
FY2013/14
1Q
2Q
3Q
4Q
1Q
2Q
3Q

(1) *Net income attributable to Nomura Holdings shareholders.*
(2) *Diluted net income attributable to Nomura Holdings shareholders per share.*
(3) *Calculated using annualized net income for each period.*
(4) *FY2012/13 figures include Nomura Real Estate Holdings as a consolidated subsidiary.*

3

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2013/14 FY2013/14

QoQ YoY 4 YoY 4

3Q 1Q-3Q

Net revenue 379.4 +6% -2% 1,167.1 +1%

Non-interest expenses 292.5 +3% -22% 894.1 -18%

Income before income taxes 86.9 +19% 6.7x 273.0 4.0x

Net income1 48.3 +27% +140% 152.3 6.1x

EPS2 12.65 yen +27% +137% 39.83 yen 6.0x

ROE3 7.9% 8.5%

(1) Net income attributable to Nomura Holdings shareholders.

(2) Diluted net income attributable to Nomura Holdings shareholders per share.

(3) Calculated using annualized net income for each period. 4

(4) FY2012/13 figures include Nomura Real Estate Holdings as a consolidated subsidiary.

NOMURA

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)		FY2013/14 3Q	QoQ	YoY [1]	FY2013/14 1Q-3Q	YoY [1]
Net revenue	Retail	128.0	+7%	+34%	414.0	+60%
	Asset Management	21.2	+14%	+13%	60.0	+19%
	Wholesale[2] 1), 3)	188.7	+3%	-0.2%	566.6	+26%
	Segment total	337.9	+5%	+11%	1,040.7	+37%
	Other[2] 2), 4)	35.4	+19%	-54%	108.0	-72%
	Unrealized gain (loss) on investments in equity securities held for operating purposes	6.2	+23%	-30%	18.4	+23%
	Net revenue	379.4	+6%	-2%	1,167.1	+1%
Income (loss) before income taxes	Retail	47.7	+19%	+135%	168.7	3.9x
	Asset Management	8.9	+45%	+22%	21.8	+26%
	Wholesale[2] 1), 3)	27.8	+10%	-37%	78.3	+118%
	Segment total	84.4	+18%	+17%	268.8	+178%
	Other[2] 2), 4)	-3.7	-	-	-14.2	-
	Unrealized gain (loss) on investments in equity securities held for operating purposes	6.2	+23%	-30%	18.4	+23%
	Income before income taxes	86.9	+19%	6.7x	273.0	4.0x

3Q additional information:
1) Unrealized gain[2] of Y11.3bn related to IPO of private equity investee company (Ashikaga Holdings)
2) Unrealized gain[2] of Y1.2bn since listing of Ashikaga Holdings
3) Unrealized loss of Y10bn related to change to the valuation methodology for uncollateralized derivatives[3]
4) Loss from changes to own and counterparty credit spreads (Y5.4bn)

(1) FY2012/13 figures include Nomura Real Estate Holdings as a consolidated subsidiary.
(2) The majority of gains (losses) from using the fair value option for private equity investee company Ashikaga Holdings was previously included in Wholesale. Since Ashikaga's listing on December 19, 2013, this has been included in Other.
(3) During FY2013/14 3Q, the valuation methodology for uncollateralized derivatives was refined to incorporate funding costs.

5

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2012/13		FY2013/14			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	95.7	138.7	166.3	119.7	**128.0**	+7%	+34%
Non-interest expenses	75.4	81.5	85.2	79.8	**80.3**	+1%	+6%
Income before income taxes	20.3	57.2	81.1	40.0	**47.7**	+19%	+135%

Retail client assets

(trillions of yen)



73.6
83.8
87.7
90.9
96.0
FY2012/13
FY2013/14
Dec
Mar
Jun
Sep
Dec

Key points

- Net revenue: Y128bn (+7% QoQ; +34% YoY)
- Income before income taxes: Y47.7bn (+19% QoQ; +135% YoY)
- Net revenue and income before income taxes both up QoQ
  - Sales of stocks and investment trusts increased on higher stock prices, yen depreciation and robust trading volumes
  - Bond sales, although softer than strong 2Q, remained resilient driven by JGBs for individual investors
- Retail client assets reach a record Y96trn supported by favorable market conditions
- Client franchise
  - Retail client assets: Y96.0trn
  - Accounts with balance: 5.1m
  - Net asset inflows[1]: -Y37.9bn
- Recurring revenue: Y13.5bn
- Investment trust net inflows[2]: Y25.1bn
- Sales of main investment trusts
  - Nomura DB High Dividend Infrastructure Stock Fund: Y303.6bn
  - Amundi European High Yield Bond Fund: Y179.0bn
  - Nomura Currency Selection Japan Stock Fund: Y70.1bn
  - Nomura THE NIPPON*: Y43.2bn

*Launched in 3Q

- Other sales
  - IPOs and public offerings[3]: Y116.3bn
  - Retail bonds[4]: Y666.0bn

(1) *Excluding regional financial institutions.*
(2) *Retail channels and Wealth Management group.*
(3) *Retail channels, Net & Call, and Hotto Direct.*
(4) *Retail channels and branch office Corporate Finance desks (excluding regional financial institutions).*

6

(1)Retail channels and branch office Corporate Finance desks (excluding regional financial institutions).

(2) Excluding regional financial institutions.

(3)Planned progress to meet FY2015/16 recurring revenue target of Y69.6bn. 7

(4)Apr – Dec 2013.

(5)Automatic investment plans.

Retail: Stocks and investment trust sales improved on higher investor risk appetite

Total sales1

(billions of yen) Stocks Bonds Investment trusts Others

7,000

6,000

5,000

4,000

3,000

2,000

1,000

0

FY2012/13 FY2013/14

3Q 4Q 1Q 2Q 3Q

Net asset inflows2 and recurring revenue

(billions of yen) Recurring revenue

(annualized) (rhs) 55.1 52.9 54.0 60.0

49.1

42.4

Recurring revenue 40.0

1,400 1,225

(plan)3

1,000

600 360

188

200 38

-200 -38

FY2012/13 FY2013/14

3Q 4Q 1Q 2Q 3Q

Total sales1 up 3% QoQ

Stocks: Sales up 18% QoQ

– Highest level since robust 1Q; Solid sales of Japanese and foreign stocks

Investment trusts: Sales up 4% QoQ

– Sales across broad mix of asset classes including high dividend stocks, European high yield bonds, Japanese stocks

– Recurring revenue growth driven by net inflows into investment trusts and market rally

Bonds: Sales declined 30% from 2Q which was best quarter since 2008

– Sales of JGBs for individual investors remained strong at Y329.1bn

Nippon Individual Savings Accounts (NISA)

Encouraging shift from savings to investment by promoting and increasing uptake of NISA

Seminars4: Held 2,200 totaling more than 50,000 applicants

– Nomura Equity & NISA Seminar

– Summer Investment Seminar 2013

– Using NISA Seminar, others

Products

– “Nomura Wonderful Series” of 15 funds recommended for use with NISA accounts

– NISA Fund Ruito5 and Triple Campaign launched

Account applications at end of Dec: 1.16m accounts

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2012/13		FY2013/14			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	18.8	18.3	20.2	18.6	**21.2**	+14%	+13%
Non-interest expenses	11.5	14.4	13.5	12.5	**12.3**	-1%	+7%
Income before income taxes	7.3	3.9	6.7	6.2	**8.9**	+45%	+22%

Assets under management

(trillions of yen)



AuM (gross)¹
AuM (net)²
32.7
25.1
36.1
27.9
36.8
29.1
37.3
30.0
40.3
32.9
FY2012/13
FY2013/14
Dec
Mar
Jun
Sep
Dec

Key points

- Net revenue: Y21.2bn (+14% QoQ; +13% YoY)
- Income before income taxes: Y8.9bn (+45% QoQ; +22% YoY)
  - Record assets under management driven by fund inflows and investment environment
  - Strong income before income taxes on contributions from dividend income and performance fees

Investment trust business

- Continued inflows into funds mainly for stocks — 3Q inflows
  - ✓ Nomura DB High Dividend Infrastructure Stock Fund — Y257.9bn
  - ✓ Nomura THE NIPPON — Y41.5bn
  - ✓ Nomura Currency Selection Japan Stock Fund — Y40.7bn
- Conducting NISA awareness surveys and holding seminars to ensure firm-wide approach to promoting uptake of NISA while also supporting distribution channels
  - Nomura Securities channel: # of funds[3] — (QoQ)
    - ✓ Nomura Wonderful Series: 8 funds (+1 fund)
    - ✓ Fund Ruito[4]: 223 funds (+103 funds)
  - Bank/Japan Post channel: More distributors preparing to launch NISA[3]
    - ✓ Next Core: 36 distributors (+17)
    - ✓ Funds-i: 38 distributors (+17)

Investment advisory business

- Assets under management up Y400bn with strong inflows of Y230bn
  - Domestic: Won additional mandate to manage bonds for public pension fund
  - International: Inflows into diverse products such as stocks and bonds
    - ✓ Stocks: Japanese stocks (including long and short positions)
    - ✓ Bonds: US high yield and absolute return products

(1) *Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.*
(2) *Net after deducting duplications from assets under management (gross).*
(3) *As of Dec 2013 (incl. funds yet to be formally included).* (4) *Automatic investment plans.*

8

Asset Management: Investment trust and investment advisory businesses both reported inflows

NOMURA

Assets under management (gross)[1] by business


(trillions of yen)
Investment trust business
Investment advisory business
50.0
40.0
30.0
20.0
10.0
0.0
32.7
36.1
36.8
37.3
40.3
8.7
9.6
10.4
10.5
10.9
24.0
26.5
26.4
26.8
29.4
FY2012/13
FY2013/14
Dec
Mar
Jun
Sep
Dec

Nomura Asset Management share of public investment trust market[2]


24.0%
23.0%
22.0%
21.0%
20.0%
19.0%
22.4%
22.3%
22.5%
22.7%
23.6%
FY2012/13
FY2013/14
Dec
Mar
Jun
Sep
Dec

Investment trust business flow of funds[3]


(billions of yen)
Investment trust business (excl. ETFs)
ETFs
900
600
300
0
307
48
464
66
406
138
257
153
873
89
FY2012/13
FY2013/14
3Q
4Q
1Q
2Q
3Q

Strengthening Asian business

- Announced acquisition of ING Group asset management firm in Taiwan (ING Securities Investment & Trust)[4]
  - AuM: €5.2bn (Y750bn [5])
  - Aim to be first Japanese investment manager to enter local business in Taiwan, one of the leading mutual fund markets in Asia
  - Leverage the firm's strong marketing team and investment management platform to raise presence in local market and build out business

Awards

- Morningstar Award: Fund of the Year 2013 [6]
  - Best awarded fund: J-REIT Open (4 times Per Year Settlement Type)

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(2) Source: The Investment Trusts Association, Japan. (3) Based on assets under management (net). (4) Subject to approval by local regulators
(5) December exchange rate applied to AuM as of Oct 2013 (6) See disclaimer for cautionary note on Morningstar Award Fund of the Year 2013.

9

Wholesale

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2012/13		FY2013/14			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Global Markets	158.0	173.1	165.3	159.6	**158.0**	-1%	-0%
Investment Banking	30.9	23.8	29.3	23.8	**30.7**	+29%	-1%
Net revenue	189.0	196.9	194.6	183.3	**188.7**	+3%	-0.2%
Non-interest expenses	144.6	161.3	169.4	158.1	**160.9**	+2%	+11%
Income before income taxes	44.4	35.7	25.2	25.3	**27.8**	+10%	-37%

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
58.9
72.5
26.0
31.5
50.5
41.2
21.8
83.4
41.1
44.7
20.1
88.7
45.9
54.1
24.5
58.8
52.2
50.8
21.9
63.7
Americas
EMEA
AEJ
Japan
FY2012/13
FY2013/14
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y188.7bn (+3% QoQ; -0.2% YoY)
- Income before income taxes: Y27.8bn (+10% QoQ; -37% YoY)

- Net revenue and income before income taxes up QoQ; Higher revenues from Japan and Americas led to improved revenue mix across regions
  - Global Markets driven by strong revenues in Fixed Income
    - ✓ Securitized Products rebounded and revenues were well balanced across main businesses
  - Investment Banking revenues increased on unrealized gain from IPO of private equity investee company (Ashikaga Holdings)

Regional performance (net revenue; QoQ)

- Japan (Y63.7bn; +8%)
  - Robust Credit and Cash Equities businesses combined with revenue contribution from private equity unrealized gain
  - Fixed Income revenues include a markdown of Y10bn due to revision of derivative valuation method[1]

- Americas (Y52.2bn; +14%)
  - Revenues driven by Fixed Income; Securitized Products reported significantly higher revenues

- EMEA (Y50.8bn; -6%)
  - Rates and Credit businesses were strong, while Equity Derivatives reported a slower quarter
  - Investment Banking won IPO and other high-profile mandates

- AEJ (Y21.9bn; -11%)
  - FX slowed compared to strong 2Q, while Credit and Cash Equities remained resilient

(1) During FY2013/14 3Q, the valuation methodology for uncollateralized derivatives was refined to incorporate funding costs.

10

NOMURA

Wholesale: Global Markets

Net revenue[1]


(billions of yen)
Equities
Fixed Income
158.0
41.9
116.2
173.1
59.9
113.2
165.3
67.8
97.6
159.6
65.8
93.8
158.0
58.8
99.2
QoQ
-1%
YoY
-0%
FY2012/13
FY2013/14
3Q
4Q
1Q
2Q
3Q

FY2013/14 3Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

<u>Global Markets</u>

- Net revenue: Y158.0bn (-1% QoQ; -0% YoY)
  - Net revenue roughly flat QoQ driven by stronger revenues in EMEA and Americas Fixed Income

<u>Fixed Income</u>

- Net revenue: Y99.2bn (+6% QoQ; -15% YoY)
  - Credit and Securitized Products revenues increased on improved market environment
  - Booked Y10bn markdown due to a revision of derivative valuation method[2]

<u>Equities</u>

- Net revenue: Y58.8bn (-11% QoQ; +40% YoY)
  - Lower revenues QoQ on slowdown in Derivatives
  - Stronger flows from primary transactions contributed to robust Cash Equities

- Americas: Securitized Products reported a solid increase in revenues driven by market recovery and higher client flows
- EMEA: Revenues driven by Rates and Credit on higher client flows and effective position management
- Japan: Excluding impact of change to derivative valuation method[2], revenues increased approx. 10% QoQ driven by Credit and Cash Equities
- AEJ: FX and Equity Derivatives slowed from strong 2Q

(1) Fixed Income and Equities figures for FY2012/13 have been reclassified following a reorganization in April 2013.
(2) During FY2013/14 3Q, the valuation methodology for uncollateralized derivatives was refined to incorporate funding costs.

11

Wholesale: Investment Banking

NOMURA

Net revenue



Investment Banking (gross)
(billions of yen)
33.4
44.1
47.2
45.8
35.9
Investment Banking (net)
Other
30.9
13.2
17.7
0.4
23.8
23.4
3.7
29.3
25.6
0.4
23.8
23.3
30.7
11.7
19.0
QoQ
+29%
YoY
-1%
FY2012/13
FY2013/14
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y30.7bn (+29% QoQ; -1% YoY)
  - Other revenue includes unrealized gain of Y11.3bn from IPO of private equity investee company (Ashikaga Holdings)
- Investment Banking (gross) revenue: Y35.9bn
  - Japan
    - ✓ Revenues declined QoQ due to reduction in overall fee pool and large ticket ECM transactions
    - ✓ Solutions business and new products aligned to client needs contributed to revenues along with traditional businesses
  - International
    - ✓ IPOs drove growth in ECM related revenues as stock markets rallied
    - ✓ Increase in multi-product M&A deals; closure expected in future quarters

Progress in diversifying revenues

High-profile mandates

ECM/DCM

- Sponsor[1] exits and global finance transactions for domestic and international issuers
- League tables[2]
  - #1 in Japan-related ECM/DCM and Samurai bonds
  - #10 in global ECM

MONCLER IPO / POWL (€784m)	**Just Retirement** IPO (£343m)	**Ashikaga HD** IPO (Y26.6bn)
Stock Spirits IPO (£259m)	**Huishang Bank** IPO(Hong Kong) (HK$10.6bn)	**Sharp** PO (Y125.6bn)
Toppan Printing Euro-Yen CB (Y82.2bn)	**BPCE, CBA, BFCM** Samurai bond (Total:Y349.7bn)	**European Stability Mechanism** SB (€3bn)

M&A

- Winning cross-border mandates and domestic mandates in overseas markets
- Provide acquisition finance related to M&A

Grifols/ Novartis Transfusion Diagnostics unit (M&A $1.7bn/ALF $1.5bn)	**Hellman & Friedman/** Scout24 (M&A €1.5bn/ALF €745m)
Yue Xiu Enterprises/ Chong Hing Bank (M&A HK$11.6bn /ALF $1.05bn)	**NTT Data/** Everis Participaciones (M&A undisclosed)

+

Revenue diversification

- ✓ First commitment-type rights offering by TSE 1st section listed company
  - Nichi-Iko Pharmaceutical: Y12.8bn
- ✓ Expanding solutions business in Japan
  - Hedging for stock-based compensation
- ✓ Multi-product M&A
  - Deal contingent FX
  - Rates hedging, etc.
- ✓ Enhanced coverage in US delivering results
  - Hilton Worldwide ($2.7bn) and other IPOs
  - Penn National Gaming ALF+HY: $1.6bn

(1) Financial sponsors
(2) Source: ECM and Samurai bonds Thomson Reuters; DCM (corporate bonds including self-funded) Thomson DealWatch, excludes municipality and government agency bonds. Jan – Dec 2013.

12

Non-interest expenses

NOMURA

Full year / Quarter



(billions of yen)
(billions of yen)
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
(Reference) Excluding NREH
1,500
1,200
900
600
300
0
500
400
300
200
100
0
1,450.9
1,575.9
376.1
483.9
318.1
283.5
292.5

	FY2011/12	FY2012/13	FY2012/13 3Q	FY2012/13 4Q	FY2013/14 1Q	FY2013/14 2Q	FY2013/14 3Q	QoQ
Compensation and benefits	534.6	547.6	134.7	154.6	163.2	135.4	**138.8**	**2.5%**
Commissions and floor brokerage	93.5	91.4	22.9	24.6	29.0	26.1	**28.0**	**7.0%**
Information processing and communications	177.1	179.9	42.7	49.6	48.2	46.2	**47.8**	**3.3%**
Occupancy and related depreciation	100.9	91.5	22.2	23.1	19.8	20.8	**19.0**	**-8.8%**
Business development expenses	48.5	49.0	12.1	14.5	7.9	9.5	**11.0**	**16.4%**
Other	496.2	616.5	141.6	217.6	50.0	45.4	**47.9**	**5.6%**
Total	1,450.9	1,575.9	376.1	483.9	318.1	283.5	**292.5**	**3.2%**

Key points

- Non-interest expenses: Y292.5bn (+3% QoQ)
  - Compensation and benefits: +3% QoQ
    - ✓ Bonus provisions increased in line with performance
  - Occupancy and related depreciation: -9% QoQ
    - ✓ Lower expenses as a result of reducing office space and renegotiating rents
  - Business development expenses: +16% QoQ
    - ✓ Booked expenses related to NISA account opening campaign

13

NOMURA

Robust financial position

Balance sheet related indicators and capital ratios

(As of December 2013)

- Total assets Y43.6trn
- Shareholders' equity Y2.5trn
- Gross leverage 17.5x
  Net leverage[1] 10.9x
- Level 3 assets (net)[2] Y0.4trn
- Liquidity portfolio Y6.3trn

(billions of yen)		Sep (Basel 3 basis)	Dec[2] (Basel 3 basis)
	Tier 1	2,187	2,307
	Tier 2	380	377
Total capital		2,567	2,685
RWA[3]		17,854	19,073
Tier 1 ratio		12.2%	12.0%
Tier 1 common ratio[4]		12.2%	12.0%
Total capital ratio		14.3%	14.0%

Risk weighted assets[3] and Tier 1 ratio


(trillions of yen)
RWA (Basel 2.5) (lhs)
Tier 1 ratio (Basel 2.5) (rhs)
RWA (Basel 3) (lhs)
Tier 1 ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
16.9%
11.9%
11.9%
12.2%
12.0%
10.4%
FY2012/13
FY2013/14
Dec
Mar
Jun
Sep
Dec
Fully loaded Basel 3 2019 applied to balance sheet at end Dec (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital


(billions of yen)
Level 3 assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
1,000
500
0
40%
0%
25%
25%
23%
19%
17%
FY2012/13
FY2013/14
Dec
Mar
Jun
Sep
Dec

(1) *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
(2) *Preliminary.*
(3) *Credit risk assets are calculated using the internal model method.*
(4) *Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.*

14

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 83% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y6.3trn, or 14% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of Dec 2013)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- More than 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 16%
Long-term debt due within 1yr, 12%
Long-term debt, 72% Average maturity 4.7 years[3]
International 23%
Japan 77%
Loans (incl. subordinated)
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other, wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.
(2) Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.
(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

15

Financial Supplement

Consolidated balance sheet

(billions of yen)

Mar. 31, Dec 31, Increase Mar. 31, Dec. 31, Increase

2013 2013(Decrease) 2013 2013(Decrease)

Assets Liabilities

Total cash and cash deposits 1,653 2,058 405 Short-term borrowings 738 560 -179

Total payables and deposits 2,414 3,003 590

Total loans and receivables 2,630 2,656 26 Total collateralized financing 15,409 17,934 2,525

Trading liabilities 8,491 10,350 1,859

Total collateralized agreements 14,115 16,481 2,366 Other liabilities 978 1,261 283

Long-term borrowings 7,592 7,997 404

Total trading assets1 and

private equity investments 17,124 19,630 2,506 Total liabilities 35,623 41,106 5,482

Total other assets1 2,420 2,808 388 Equity

Total NHI shareholders’ equity 2,294 2,492 198

Noncontrolling interest 25 36 11

Total assets 37,942 43,634 5,692 Total liabilities and equity 37,942 43,634 5,692

1. Including securities pledged as collateral.

17

Value at risk

Definition From April 1, 2013 to December 31, 2013 (billions of yen)

99% confidence level Maximum: 9.9

1-day time horizon for outstanding portfolio Minimum: 4.4

Inter-product price fluctuations considered Average: 6.8

(billions of yen) FY2011/12 FY2012/13 FY2012/13 FY2013/14

Mar Mar Dec Mar Jun Sep Dec

Equity 1.4 1.3 2.4 1.3 2.6 1.9 3.6

Interest rate 6.5 5.0 6.4 5.0 5.4 5.1 6.6

Foreign exchange 2.5 1.9 2.1 1.9 1.9 1.8 2.6

Sub-total 10.4 8.1 11.0 8.1 9.9 8.7 12.9

Diversification benefit -3.2 -3.0 -3.8 -3.0 -3.2 -3.2 -4.3

VaR 7.2 5.1 7.2 5.1 6.6 5.5 8.6

18

(1) Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated financial highlights

Full year

(billions of yen)

120 8%

107.2

100

Net income 6%

80 4.9%

ROE (%) 60 4%

40

11.6 2%

20 0.6%

0 0%

FY2011/12 FY2012/13

Net revenue 1,535.9 1,813.6

Income before income taxes 85.0 237.7

Net income attributable to Nomura 11.6 107.2

Holdings, Inc. (“NHI”) shareholders

Total NHI shareholders’ equity 2,107.2 2,294.4

ROE (%)1 0.6% 4.9%

Basic-Net income attributable to NHI 3.18 29.04

shareholders per share(yen)

Diluted-Net income attributable to NHI 3.14 28.37

shareholders per share(yen)

Total NHI shareholders’ equity per share 575.20 618.27

(yen)

Quarter

(billions of yen)

100 11.3% 12%

82.4

80 8.9% 8.5% 10%

65.9

8%

60

48.3

6%

40 4.9% 38.1

4%

20.1

20 2%

1.5%

0 0%

FY2012/13 FY2013/14

3Q 4Q 1Q 2Q 3Q

389.1 653.6 431.3 356.4 379.4

13.0 169.7 113.2 72.9 86.9

20.1 82.4 65.9 38.1 48.3

2,167.9 2,294.4 2,369.0 2,379.2 2,492.5

1.5% 4.9% 11.3% 8.9% 8.5%

5.44 22.23 17.78 10.29 13.02

5.33 21.55 17.24 9.99 12.65

585.27 618.27 639.99 641.90 670.88

19

Consolidated income

Full year Quarter

(billions of yen) FY2012/13 FY2013/14

FY2011/12 FY2012/13

3Q 4Q 1Q 2Q 3Q

Revenue

Commissions 347.1 359.1 83.7 125.7 157.6 105.6 121.4

Fees from investment banking 59.6 62.4 13.0 21.8 25.4 23.0 15.8

Asset management and portfolio service fees 144.3 141.0 35.0 38.8 42.4 40.7 42.1

Net gain on trading 272.6 368.0 88.2 106.5 128.4 110.2 108.5

Gain on private equity investments 25.1 8.1 11.6 1.5 0.1 0.7 11.0

Interest and dividends 435.9 394.0 99.7 98.0 115.3 98.1 102.6

Gain on investments in equity securities 4.0 38.7 8.9 23.9 7.9 5.0 7.5

Other 563.2 708.8 118.8 304.0 28.2 45.1 38.5

Total revenue 1,851.8 2,079.9 459.0 720.1 505.3 428.4 447.4

Interest expense 315.9 266.3 69.9 66.5 73.9 72.0 68.0

Net revenue 1,535.9 1,813.6 389.1 653.6 431.3 356.4 379.4

Non-interest expenses 1,450.9 1,575.9 376.1 483.9 318.1 283.5 292.5

Income before income taxes 85.0 237.7 13.0 169.7 113.2 72.9 86.9

Net income attributable to NHI shareholders 11.6 107.2 20.1 82.4 65.9 38.1 48.3

20

Main revenue items

Full year Quarter

FY2012/13 FY2013/14

(billions of yen) FY2011/12 FY2012/13 3Q 4Q 1Q 2Q 3Q

Stock brokerage commissions (retail) 36.0 51.8 10.7 26.6 42.5 25.4 36.3

Stock brokerage commissions (other) 132.7 112.9 27.2 32.0 37.7 31.6 34.9

Other brokerage commissions 9.4 11.7 3.0 3.8 5.3 4.2 4.4

Commissions Commissions for distribution of 136.6 150.1 35.2 54.4 63.9 37.0 37.7 investment trusts

Other 32.4 32.6 7.5 9.0 8.2 7.5 8.3

Total 347.1 359.1 83.7 125.7 157.6 105.6 121.4

Equity underwriting and distribution 14.3 21.1 3.4 6.4 10.3 11.0 6.1

Bond underwriting and distribution 14.6 7.8 1.5 4.2 3.8 3.5 2.8

Fees from M&A / financial advisory fees 27.0 25.6 6.3 8.2 6.4 6.5 4.4 investment banking Other 3.7 7.7 1.8 3.0 4.9 2.1 2.4

Total 59.6 62.4 13.0 21.8 25.4 23.0 15.8

Asset management fees 108.2 105.3 26.3 29.3 32.1 30.8 31.8

Asset management Administration fees 18.4 18.6 4.5 5.1 5.6 5.5 5.7 and portfolio service

fees Custodial fees 17.7 17.1 4.2 4.4 4.6 4.4 4.5

Total 144.3 141.0 35.0 38.8 42.4 40.7 42.1

21

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	FY2011/12	FY2012/13	FY2012/13		FY2013/14		
			3Q	4Q	1Q	2Q	3Q
Retail	63.1	100.6	20.3	57.2	81.1	40.0	**47.7**
Asset Management	20.5	21.2	7.3	3.9	6.7	6.2	**8.9**
Wholesale[1]	-37.7	71.7	44.4	35.7	25.2	25.3	**27.8**
Three Business segments total	46.0	193.5	71.9	96.8	113.0	71.4	**84.4**
Other[1]	35.2	6.6	-67.9	50.1	-7.0	-3.5	**-3.7**
Segments total	81.2	200.0	4.1	146.9	106.1	67.9	**80.7**
Unrealized gain on investments in equity securities held for operating purposes	3.8	37.7	8.9	22.8	7.2	5.0	**6.2**
Income (loss) before income taxes	85.0	237.7	13.0	169.7	113.2	72.9	**86.9**

Income (loss) before income taxes by region[2]

(billions of yen)	FY2011/12	FY2012/13	FY2012/13		FY2013/14		
			3Q	4Q	1Q	2Q	3Q
Americas	-24.6	25.7	1.6	2.3	-8.5	-1.3	**8.0**
Europe	-91.5	-93.1	0.0	-36.5	-4.4	-19.6	**-14.8**
Asia and Oceania	-12.9	-12.1	2.6	-7.9	-0.8	2.3	**-1.5**
Subtotal	-129.1	-79.4	4.3	-42.0	-13.7	-18.7	**-8.2**
Japan	214.1	317.2	8.7	211.7	126.9	91.6	**95.1**
Income (loss) before income taxes	85.0	237.7	13.0	169.7	113.2	72.9	**86.9**

(1) Due to a reorganization in April 2012, FY2011/12 reported amounts for Wholesale and Segment 'Other' have been reclassified.
(2) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended December 31, 2013.) Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

22

(1) Due to a reorganization in April 2012, FY2011/12 reported amounts for Wholesale and Segment ‘Other’ have been reclassified.

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen)(billions of yen)

60 50.1 60

35.2

40 40

20 6.6 20

0 0

-20 -7.0 -3.5 -3.7 -20

-40 -40

-60 -60

-80 -67.9 -80

FY2012/13 FY2013/14 FY2011/12 FY2012/13

3Q 4Q 1Q 2Q 3Q

Net gain (loss) related to economic

8.4 1.0 0.4 0.8 7.4 -1.7 5.2 hedging transactions

Realized gain(loss) on investments in equity

0.2 1.0 -0.0 1.2 0.7 0.0 1.3 securities held for operating purposes Equity in earnings of affiliates 10.6 14.4 4.5 5.2 5.3 8.9 8.2 Corporate items1 -32.1 17.7 -14.8 32.9 -12.3 -8.7 -14.0 Others1 48.1 -27.5 -58.0 10.0 -8.0 -2.0 -4.4 Income (Loss) before income taxes1 35.2 6.6 -67.9 50.1 -7.0 -3.5 -3.7

23

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2011/12	FY2012/13	FY2012/13		FY2013/14			QoQ	YoY
			3Q	4Q	1Q	2Q	3Q		
Commissions	201.5	225.9	55.7	84.4	110.3	66.5	**78.3**	**17.8%**	**40.6%**
Sales credit	59.0	80.9	20.3	28.6	29.7	24.3	**25.7**	**6.0%**	**26.5%**
Fees from investment banking and other	38.2	36.8	6.6	10.4	9.8	13.4	**8.0**	**-40.0%**	**21.3%**
Investment trust administration fees and other	47.4	49.7	12.1	13.7	14.4	13.7	**14.1**	**2.6%**	**16.2%**
Net interest revenue	4.2	4.6	0.9	1.7	2.2	1.9	**1.8**	**-2.5%**	**105.3%**
Net revenue	350.3	397.9	95.7	138.7	166.3	119.7	**128.0**	**6.9%**	**33.8%**
Non-interest expenses	287.1	297.3	75.4	81.5	85.2	79.8	**80.3**	**0.7%**	**6.5%**
Income before income taxes	63.1	100.6	20.3	57.2	81.1	40.0	**47.7**	**19.3%**	**135.3%**
Domestic distribution volume of investment trusts[1]	8,933.9	9,027.6	2,198.4	3,072.4	3,427.5	2,372.2	**2,552.5**	**7.6%**	**16.1%**
Bond investment trusts	2,869.4	2,719.2	612.1	824.0	753.7	814.2	**810.2**	**-0.5%**	**32.4%**
Stock investment trusts	5,217.8	5,457.0	1,386.2	1,967.5	2,386.2	1,406.6	**1,571.8**	**11.7%**	**13.4%**
Foreign investment trusts	846.6	851.4	200.1	281.0	287.6	151.4	**170.5**	**12.6%**	**-14.8%**
Other									
Accumulated value of annuity insurance policies	1,800.8	1,909.5	1,883.2	1,909.5	1,942.0	1,970.4	**2,000.0**	**1.5%**	**6.2%**
Sales of JGBs for individual investors (transaction base)	281.2	189.1	47.1	42.8	42.5	450.9	**329.1**	**-27.0%**	**7.0x**
Retail foreign currency bond sales	1,703.4	1,485.8	346.9	327.9	383.2	507.1	**318.6**	**-37.2%**	**-8.2%**

(1) Excluding Net & Call and Hotto Direct.

24

Retail related data(2)

Stock brokerage commissions and commissions for distribution of investment trusts

Full year

(billions of yen)

180

150

Stock brokerage

commissions

120

Commissions for 90

distribution of investment

trusts

60

30

0

FY2011/12 FY2012/13

Stock brokerage commissions 36.0 51.8

Quarter

(billions of yen)

70

60

50

40

30

20

10

0

FY2012/13 FY2013/14

QoQ YoY

3Q 4Q 1Q 2Q 3Q

10.7 26.6 42.5 25.4 36.3 43.0% 3.4x

Commissions for distribution of investment

trusts1 139.9 161.5 43.2 55.7 65.3 37.5 38.5 2.9% -10.8%

25

(1) Nomura Securities.

Retail related data (3)

Retail client assets

(trillions of yen)

Other 100 90.9 96.0

83.8 83.8 87.7

Overseas mutual funds 80 72.0 73.6

Bond investment trusts

60

Stock investment trusts

Domestic bonds 40

Foreign currency bonds 20

Equities 0

FY2011/12 FY2012/13 FY2012/13 FY2013/14

Mar Mar Dec Mar Jun Sep Dec

Equities 37.2 46.7 38.0 46.7 50.5 53.4 56.5

Foreign currency bonds 6.2 6.6 6.7 6.6 6.2 6.1 6.4

Domestic bonds 1 12.7 12.4 12.6 12.4 12.4 12.9 12.7

Stock investment trusts 7.7 8.9 7.8 8.9 8.6 8.8 9.2

Bond investment trusts 4.4 4.9 4.4 4.9 5.3 5.6 6.6

Overseas mutual funds 1.4 1.7 1.5 1.7 1.7 1.7 1.7

Other2 2.3 2.7 2.5 2.7 3.0 2.4 2.9

Total 72.0 83.8 73.6 83.8 87.7 90.9 96.0

(1) Including CBs and warrants.

(2) Including annuity insurance

26

(1) Excluding regional financial institutions.

27

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen)(billions of yen)

4,000

1,225 1,300

1,100

2,400 900

700

2,000

500

360

1,035 300

188

38 100

0 -38 -100

FY2012/13 FY2013/14

FY2011/12 FY2012/13

3Q 4Q 1Q 2Q 3Q

Retail related data(5)

Number of accounts

(Thousands) FY2011/12 FY2012/13

Mar Mar

Accounts with balance 4,985 5,025

Equity holding accounts 2,706 2,717

Nomura Home Trade / 3,773 3,747

Net & Call accounts

FY2012/13 FY2013/14

Dec Mar Jun Sep Dec

5,006 5,025 5,069 5,090 5,104

2,710 2,717 2,727 2,722 2,674

3,846 3,747 3,822 3,881 3,939

New Individual accounts / IT share1

Full year

Quarter

(Thousands) FY2011/12 FY2012/13

New individual accounts 235 266

IT share1

No. of orders 57% 55%

Transaction value 30% 31%

FY2012/13 FY2013/14

3Q 4Q 1Q 2Q 3Q

63 82 101 82 91

53% 57% 59% 58% 54%

29% 34% 36% 33% 27%

(1) Percentage of cash stock transactions conducted via Nomura Home Trade.

28

Asset Management related data(1)

(billions of yen) FY2012/13 FY2013/14

FY2011/12 FY2012/13 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 65.8 68.9 18.8 18.3 20.2 18.6 21.2 13.9% 12.9%

Non-interest expenses 45.3 47.8 11.5 14.4 13.5 12.5 12.3 -1.3% 7.2%

Income before income taxes 20.5 21.2 7.3 3.9 6.7 6.2 8.9 44.6% 22.0%

Total assets under management

(trillions of yen)

40.3

40.0 36.1 36.1 36.8 37.3

31.9 32.7 32.9

AuM 30.0 27.9 27.9 29.1 30.0

(gross) 1 24.6 25.1

20.0

AuM 2

(net)

10.0

0.0

FY11/12 FY12/13 FY2012/13 FY2013/14

Mar Mar Dec Mar Jun Sep Dec

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. 29

(2) Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

NOMURA

Assets under management (gross) by business[1]

(trillions of yen)	FY11/12	FY12/13	FY12/13		FY13/14		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Investment trust business	23.0	26.5	24.0	26.5	26.4	26.8	**29.4**
Investment advisory business	8.9	9.6	8.7	9.6	10.4	10.5	**10.9**
Assets under management (gross)[1]	31.9	36.1	32.7	36.1	36.8	37.3	**40.3**

Asset inflows/outflows by business[4]

(billions of yen)	Full year		Quarter				
	FY11/12	FY12/13	FY12/13		FY13/14		
			3Q	4Q	1Q	2Q	3Q
Investment trusts business	295	1,099	354	530	544	410	**962**
ETFs	347	424	48	66	138	153	**89**
Investment advisory business	513	-529	58	-15	349	-157	**226**
Net asset inflow	808	570	412	515	893	253	**1,189**

Assets under management by company

(trillions of yen)	FY11/12	FY12/13	FY2012/13		FY13/14		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Nomura Asset Management	27.0	30.7	27.6	30.7	32.3	33.1	**36.0**
Nomura Funds Research and Technologies[2]	2.8	2.9	2.8	2.9	2.6	2.5	**2.6**
Nomura Corporate Research and Asset Management	1.5	1.8	1.7	1.8	1.7	1.6	**1.6**
Nomura Private Equity Capital	0.6	0.7	0.6	0.7	0.2	0.2	**0.2**
Assets under management (gross)[1]	31.9	36.1	32.7	36.1	36.8	37.3	**40.3**
Group company overlap	7.3	8.2	7.6	8.2	7.6	7.3	**7.5**
Assets under management (net)[3]	24.6	27.9	25.1	27.9	29.1	30.0	**32.9**

Domestic public investment trust market and Nomura Asset Management market share[5]

(trillions of yen)	FY11/12	FY12/13	FY12/13		FY13/14		
	Mar	Mar	Dec.	Mar	Jun	Sep	Dec
Domestic public stock investment trusts							
Market	51.2	60.0	52.9	60.0	60.5	62.4	**65.0**
Nomura's share (%)	17%	18%	18%	18%	18%	18%	**19%**
Domestic public bond investment trusts							
Market	11.0	12.6	11.1	12.6	13.6	14.4	**16.5**
Nomura's share (%)	44%	43%	43%	43%	42%	42%	**43%**

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(2) Assets under management have been reclassified to conform to the current presentation following the conversion of Nomura Funds Research and Technologies America, Inc. into a subsidiary of Nomura Funds Research and Technologies Co., Ltd. in January 2013.
(3) Net after deducting duplications from assets under management (gross). *(4) Based on assets under management (net).* *(5) Source: Investment Trusts Association, Japan*

30

Wholesale related data (1)

Wholesale

(billions of yen)

FY2012/13 FY2013/14

FY2011/12 FY2012/13 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 555.0 644.9 189.0 196.9 194.6 183.3 188.7 2.9% -0.2%

Non-interest expenses 592.7 573.2 144.6 161.3 169.4 158.1 160.9 1.8% 11.2%

Income (Loss) before income taxes -37.7 71.7 44.4 35.7 25.2 25.3 27.8 9.9% -37.3%

Breakdown of Wholesale revenues

(billions of yen) FY2012/13 FY2013/14

FY2011/12 FY2012/13 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Fixed Income 274.5 387.7 116.2 113.2 97.6 93.8 99.2 5.8% -14.6%

Equities 181.2 172.8 41.9 59.9 67.8 65.8 58.8 -10.7% 40.5%

Global Markets 455.8 560.4 158.0 173.1 165.3 159.6 158.0 -1.0% -0.0%

Investment Banking(Net) 75.4 72.0 17.7 23.4 25.6 23.3 19.0 -18.5% 7.2%

Other 23.9 12.4 13.2 0.4 3.7 0.4 11.7 26.9x -11.7%

Investment Banking 99.3 84.4 30.9 23.8 29.3 23.8 30.7 29.1% -0.9%

Net revenue 555.0 644.9 189.0 196.9 194.6 183.3 188.7 2.9% -0.2%

Investment Banking(Gross) 141.7 143.0 33.4 44.1 47.2 45.8 35.9 -21.6% 7.5%

(1) Due to a reorganization in April 2012, FY2011/12 reported amounts for Wholesale and Segment ‘Other’ have been reclassified. 31

(2) Fixed Income and Equities figures for FY 2012/13 have been reclassified following a reorganization in April 2013.

Wholesale related data(2)

Private equity related investments

(billions of yen)

300

Terra Firma 221.3

Asia 200

Europe (excluding Terra

Firma) 104.6

Japan 100

0

FY2011/12 FY2012/13

Mar Mar

Japan 65.5 52.7

Europe (excluding Terra Firma) 26.8 21.8

Asia 1.9 2.0

Sub Total 94.1 76.5

Terra Firma 127.2 28.1

Total 221.3 104.6

103.1 104.6

107.0 102.1

61.2

FY2012/13 FY2013/14

Dec Mar Jun Sep Dec

53.2 52.7 52.5 51.7 10.5

21.1 21.8 22.9 22.9 23.9

1.8 2.0 1.9 1.8 1.9

76.2 76.5 77.4 76.4 36.3

26.9 28.1 29.6 25.8 24.9

103.1 104.6 107.0 102.1 61.2

32

Number of employees

FY2011/12 FY2012/13 FY2012/13 FY2013/14

Mar Mar Dec Mar Jun Sep Dec

Japan (excluding FA) 19,598 14,123 19,877 14,123 14,654 14,454 14,308

Japan (FA) 2,011 1,907 1,951 1,907 1,911 1,923 1,918

Europe 4,014 3,618 3,747 3,618 3,485 3,459 3,456

Americas 2,420 2,271 2,316 2,271 2,240 2,243 2,248

Asia-Pacific1 6,352 6,037 6,207 6,037 5,961 5,945 5,902

Total 34,395 27,956 34,098 27,956 28,251 28,024 27,832

33

(1) Includes Powai office in India.

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